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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

      CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                 Commission File Numbers  333-84991; 333-91419;
                                                        ------------------------
                                                          811-09539; 001-15417

   Colonial New York Insured Municipal Fund
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              (Exact name of registrant as specified in its charter

   One Financial Center, Boston, MA 02110          (617) 426-3750
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Common shares of Beneficial Interest;
     Municipal Auction Rate Cumulative Preferred Shares, Series TH
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            (Title of each class of securities covered by this Form)

     Not applicable
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)   XX         Rule 12h-3(b)(1)(i)   [ ]
        Rule 12g-4(a)(1)(ii)  [ ]        Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(2)(i)   [ ]        Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(ii)  [ ]        Rule 12h-3(b)(2)(ii)  [ ]
                                         Rule 15d-6            [ ]


     Approximate number of holders of record as of the certification or notice
date:    None
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     Pursuant to the requirements of the Securities Exchange Act of 1934 (name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   July 11, 2005           By:   /s/ Christopher L. Wilson
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                                     Christopher L. Wilson, President